                                                                  EXHIBIT (a)(8)

                                                                    May 4, 1999

              Offer to Purchase Common Stock of The Limited, Inc.

[Name/Address]

Dear [      ]:

  We enclose materials being sent to all stockholders of The Limited, Inc. (the "Company") in connection with its recently announced offer to purchase up to 15,000,000 outstanding shares of the Company's common stock, $.50 par value per share (such shares, together with all other outstanding shares of common stock of the Company, are herein referred to as the "Shares") at a price not greater than $55.00 nor less than $50.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 4, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal, which together constitute the "Offer". Also enclosed is a brief description of the Offer in connection with the Company's Savings and Retirement Plan ("Savings and Retirement Plan") and questions and answers describing how the process works.

  As a participant in the Savings and Retirement Plan you may elect to direct the Plan Trustee to "tender" (offer to sell) some or all of the Shares (excluding fractional Shares) currently allocated to your Account in the Savings and Retirement Plan as a result of your election to invest in the Limited, Inc. Stock Fund. You may direct the Plan Trustee to tender your Shares by following the procedures described in the enclosed materials.

  SINCE YOU ARE SUBJECT TO THE REPORTING AND LIABILITY PROVISIONS OF SECTION 16 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"), YOU SHOULD BE AWARE THAT A TENDER BY THE TRUSTEE OF SHARES HELD IN YOUR ACCOUNT UNDER THE SAVINGS AND RETIREMENT PLAN MAY BE SUBJECT TO SHORT-SWING PROFIT RECOVERY UNDER SECTION 16(b) OF THE EXCHANGE ACT. SUCH TENDER WILL BE SUBJECT TO SHORT-SWING PROFIT RECOVERY IF DURING THE SIX-MONTH PERIOD PRECEDING THE EXPIRATION DATE (AS DEFINED IN THE OFFER TO PURCHASE), YOU ELECTED TO MAKE AN INTRA-PLAN TRANSFER INVOLVING AN ACQUISITION OF SHARES BY THE LIMITED, INC. STOCK FUND AND SUCH INTRA-PLAN TRANSFER WAS NOT ITSELF EXEMPT FROM SHORT-SWING PROFIT RECOVERY UNDER SECTION 16(b). YOU SHOULD ALSO BE AWARE THAT EVEN IF THE TENDER OF SHARES PURSUANT TO THE OFFER IS NOT ITSELF SUBJECT TO SHORT-SWING PROFIT RECOVERY, THE TENDER MAY CAUSE A FUTURE INTRA-PLAN TRANSFER INVOLVING AN ACQUISITION OF SHARES BY THE LIMITED, INC. STOCK FUND TO BE SUBJECT TO SHORT-SWING PROFIT RECOVERY IF YOU ELECT TO MAKE SUCH INTRA-PLAN TRANSFER WITHIN SIX MONTHS AFTER THE EXPIRATION DATE. FOR THIS REASON, YOU WILL NOT BE PERMITTED TO MAKE AN ELECTION TO TRANSFER ANY AMOUNT INTO THE LIMITED, INC. STOCK FUND FROM ANOTHER PLAN INVESTMENT FUND FOR SIX MONTHS AFTER THE EXPIRATION DATE. YOU WILL, HOWEVER, BE PERMITTED TO ELECT TO INVEST NEW PLAN CONTRIBUTIONS IN THE LIMITED, INC. STOCK FUND DURING THIS PERIOD.

  Please consult the enclosed materials for further information as to the Offer.

                                          ADMINISTRATIVE COMMITTEE

                                          The Limited, Inc. Savings
                                          and Retirement Plan